                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                           WATSON GENERAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   942900 10 1
                    -----------------------------------------
                                 (CUSIP Number)

Stephen E. Newton Heller Ehrman White & McAuliffe 601 South Figueroa Street, 40th Floor Los Angeles, CA 90017-5758 (213) 689-0200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                    -----------------------------------------
                                  May 22, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP NO. 942900 10 1                                         PAGE 2 OF 12 PAGES


--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sagaponack Partners, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 7,304,520
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                0
       PERSON        -----------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER

                              7,304,520
                     -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,304,520
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 942900 10 1                                         PAGE 3 OF 12 PAGES


--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RSP Capital, L.L.C.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 0
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                7,304,520
       PERSON        -----------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER

                              0
                     -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              7,304,520
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,304,520
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 942900 10 1                                         PAGE 4 OF 12 PAGES


--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sagaponack International Holdings, L.L.C.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 0
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                0
       PERSON        -----------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER

                              0
                     -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              4,065,751
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 942900 10 1                                         PAGE 5 OF 12 PAGES


--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sagaponack International Partners, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 0
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                0
       PERSON        -----------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER

                              0
                     -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              4,065,751
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 942900 10 1                                         PAGE 6 OF 12 PAGES


--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Barry S. Rosenstein                              I.D. No. ____________

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 0
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                7,304,520
       PERSON        -----------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER

                              0
                     -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              7,304,520
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,304,520
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 942900 10 1                                         PAGE 7 OF 12 PAGES


ITEM 1(A).        NAME OF ISSUER:

         Watson General Corporation

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         32-B Mauchly, Irvine, California  92718.

ITEM 1(C).        TITLE OF CLASS OF EQUITY SECURITIES

         Common Stock, no par value (the "Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

         This report on Schedule 13D is filed in connection with the acquisition of 7,304,520 shares (the "Shares") of the Common Stock of the Issuer by Sagaponack Partners, L.P., as described in Item 4.

         (a)      The Reporting Persons are:

Sagaponack Partners, L.P., a Delaware limited partnership ("SPLP");

RSP Capital, L.L.C., a Delaware limited liability company ("RSPC");

Sagaponack International Holdings L.L.C., a Delaware limited liability company ("SIH");

Sagaponack International Partners, L.P., a Cayman Islands limited partnership ("SIP"); and

Barry S. Rosenstein, an individual.

         SIH has an option to purchase 55.66075% of the Shares owned by SPLP and may, therefore, be deemed a beneficial owner of 55.66075% of the Shares. SIP is the 99% in interest member of SIH, which is managed by the majority in interest vote of its members, and may be deemed to share dispositive power with respect to the Shares subject to the option held by SIH and may, therefore, be deemed to have beneficial ownership of such Shares.

         RSPC is the general partner of SPLP and SIP. Mr. Rosenstein is the Managing Member of RSPC. Mr. Rosenstein and RSPC may be deemed to share voting and dispositive power with respect to the Shares owned by SPLP and those deemed to be beneficially owned by SIP and may, therefore, be deemed to have beneficial ownership of the Shares. Mr. Rosenstein and RSPC disclaim beneficial ownership of the Shares.

         (b) The address of the principal offices of SPLP, RSPC, SIH and SIP, and the principal business address of Mr. Rosenstein, is 170 Columbus Avenue, Fifth Floor, San Francisco, CA 94133.

         (c) The principal business of SPLP, SIP and SIH is investments. The principal business of RSPC is to invest in and act as managing partner of SPLP and SIP. Mr. Rosenstein's principal occupation is managing SPLP as the Managing Member of RSPC.

                                  SCHEDULE 13D

CUSIP NO. 942900 10 1                                         PAGE 8 OF 12 PAGES


         (d) None of the persons identified in Item 2(a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

         (e) None of the persons identified in Item 2(a) was a party to any civil proceeding during the last 5 years as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Rosenstein is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Reference is made to Item 4 for a description of the transaction in which SPLP acquired Common Stock of the Issuer and for the definitions of the capitalized terms not previously defined in this Schedule 13D. The consideration for the Shares issued to SPLP was the purchase by SPLP and SIP of the Notes, representing a loan of $7,000,000 to the Issuer from SPLP and SIP. The purchase of the Notes was funded by a capital call to the limited partners of SPLP and SIP pursuant to the terms of the respective partnership agreements of those entities.

ITEM 4.  PURPOSE OF TRANSACTION.

         On May 22, 1997, the Issuer issued the 7,304,520 Shares to SPLP pursuant to the terms of a Securities Purchase Agreement dated as of May 22, 1997 (the "Purchase Agreement") among the Issuer, SPLP and SIP. Under the Purchase Agreement, SPLP and SIP made a term loan of $7,000,000 to the Issuer by means of purchases of Senior Subordinated Notes of the Issuer (the "Notes"). The Shares, representing 40% of the issued and outstanding Common Stock immediately following their issuance, were issued in consideration of the purchase of the Notes by SPLP and SIP. The Issuer also issued to SPLP warrants to purchase 2,625,432 shares of Common Stock (the "Warrants") exercisable at the times and prices, and to the extent, that other options and warrants outstanding at the date of the Purchase Agreement are subsequently exercised. The Warrants were issued under a Warrant Agreement dated May 22, 1997 (the "Warrant Agreement") between SPLP and the Issuer.

         SPLP acquired the Shares to obtain a controlling equity interest in the Issuer and for investment. The purpose of the Warrants is to permit SPLP to maintain its 40% equity interest in the Issuer in the event that additional shares of Common Stock are issued on the exercise of warrants and options.

         The Purchase Agreement provides for the issuance of additional shares of Common Stock (the "Additional Shares") to SPLP, to increase SPLP's equity interest up to a maximum of 49.999% of the Issuer's then outstanding Common Stock in the event that the Issuer fails to achieve certain operating objectives. The Purchase Agreement also provides for the issuance of additional Warrants (the "Additional Warrants"). The number of Additional Shares and Additional Warrants issuable is based on a sliding scale in proportion to the Issuer's operating shortfall against the operating objectives.

         Under an Option Agreement dated May 22, 1997 between SPLP and SIH, (the "Option Agreement") SPLP granted an option to SIH to purchase 55.66075% of the Shares and Warrants held by SPLP at the time the option is exercised.

                                  SCHEDULE 13D

CUSIP NO. 942900 10 1                                         PAGE 9 OF 12 PAGES


         In connection with the Purchase Agreement, SPLP and SIP entered into a Company Agreement dated May 22, 1997 (the "Company Agreement") with the Issuer and a Shareholders Agreement dated May 22, 1997 (the "Shareholders Agreement") with certain shareholders of the Issuer having voting power with respect to approximately 8.4% of the shares of Common Stock outstanding after the issuance of the Shares to SPLP. The Company Agreement provides that so long as SPLP and/or SIP or their successors or assigns own any Common Stock, the board of directors of the Issuer will consist of five directors and that the Issuer and its management will nominate as candidates for directors (a) two persons designated by SPLP and/or SIP, (b) one person from a list of five individuals who have been agreed upon by SPLP and the Issuer, and (c) Dan R. Cook, the President of the Issuer. The designated individuals are to be nominated as soon as possible. The shareholders who executed the Shareholders Agreement have agreed to vote their shares of the Issuer to elect the candidates nominated by the Issuer and its management under the Company Agreement as long as SPLP and/or SIP own or control directly or indirectly at least 10% of the outstanding Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) SPLP is the direct beneficial owner of 7,304,520 shares of Common Stock, constituting 40% of the issued and outstanding Common Stock as of May 22, 1997 (the "Outstanding Shares") based on the information included in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997. The 7,304,520 Shares do not include (a) 2,625,432 shares issuable on exercise of the Warrants, (b) the Additional Shares and Additional Warrants and (c) the shares of Common Stock issuable on the exercise of the Additional Warrants. As described in Item 4, the Warrants are only exercisable at the times and to the extent that other warrants and options to purchase Common Stock outstanding at May 22, 1997 are exercised, and there is no assurance that the Warrants will become exercisable. As described in Item 4, SPLP may become entitled to receive the Additional Shares and Additional Warrants if the Issuer fails to achieve certain operating objectives, and there is no assurance that SPLP will become entitled to receive any Additional Shares and Additional Warrants.

         SIH and SIP may be deemed to be beneficial owners of 55.66075% (4,065,751) of the Shares, constituting 22.3% of the Outstanding Shares, which it has an option to purchase from SPLP under the Option Agreement. The 4,065,751 Shares do not include (a) shares issuable on exercise of the Warrants which are subject to the Option Agreement, (b) the Additional Shares and Additional Warrants which, if issued, may be subject to the Option Agreement and (c) the shares of Common Stock issuable on the exercise of the Additional Warrants which may become subject to the Option Agreement. As described in Item 4, the Warrants are only exercisable at the times and to the extent that other warrants and options to purchase Common Stock outstanding at May 22, 1997 are exercised, and there is no assurance that the Warrants will become exercisable. As described in
Item 4, SPLP may become entitled to receive the Additional Shares and Additional Warrants if the Issuer fails to achieve certain operating objectives, and there is no assurance that SPLP will become entitled to receive any Additional Shares and Additional Warrants.

         By virtue of the relationships described in Item 2, Barry S. Rosenstein and RSPC may be deemed to share indirect ownership of the Shares owned directly beneficially by SPLP and the Shares deemed to be owned by SIP. Mr. Rosenstein and RSPC disclaim all such beneficial ownership.

         (b) SPLP has the sole power to vote and direct the disposition of the 7,304,520 Shares, and SIH may be deemed to have the sole power, and SIP may be deemed to share the power, to direct the disposition of the 4,065,751 Shares subject to the Option Agreement, excluding in each case (a) shares issuable on exercise of the Warrants, (b) the Additional Shares and Additional Warrants and
(c) the shares of Common Stock issuable on the exercise of the Additional Warrants. By virtue of the relationships described in Item 2, Barry S. Rosenstein and

                                  SCHEDULE 13D

CUSIP NO. 942900 10 1                                        PAGE 10 OF 12 PAGES


 RSPC may be deemed to share the power to vote and direct the disposition of the Shares directly beneficially owned by SPLP and to share the power to direct the disposition of the Shares deemed to be beneficially owned by SIH and SIP.

         (c) None of the persons named in response to Item 5(a) effected any transactions in the securities of the Issuer during the past 60 days other than the transactions described in Item 4.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Purchase Agreement includes agreements with respect to the original issuance of securities and the issuance of additional securities of the Issuer to SPLP as described in Item 4. The Warrant Agreement and the Warrants provide for the grant of Warrants and the issuance of Common Stock on the exercise of the Warrants as described in Item 4. The Company Agreement and the Shareholders Agreement include Agreements relating to the voting of Common Stock for the election of directors of the Issuer as described in Item 4. The Option Agreement grants an option to SIH to purchase securities of the Issuer as described in
Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7(a) Securities Purchase Agreement dated as of May 22, 1997 among the Issuer, SPLP and SIP.

         Exhibit 7(b) Warrant Agreement dated as of May 22, 1997 between the Issuer and SPLP.

         Exhibit 7(c) Company Agreement dated as of May 22, 1997 among the Issuer, SPLP and SIP.

         Exhibit 7(d) Shareholders Agreement dated as of May 22, 1997 among SPLP, SIP and certain shareholders of the Issuer.

         Exhibit 7(e) Option Agreement dated as of May 22, 1997 between SPLP and SIH.

         Exhibit 7(f)      Joint Filing Agreement

                                  SCHEDULE 13D

CUSIP NO. 942900 10 1                                        PAGE 11 OF 12 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief , I certify that the information set forth in this statement is true, complete and correct.


DATED:  MAY 30, 1997

                                   SAGAPONACK PARTNERS, L.L.P.

                                      BY: RSP Capital, L.L.C.
                                          its General Partner


                                      BY: /s/ BARRY S. ROSENSTEIN
                                          --------------------------------------
                                          Barry S. Rosenstein
                                          Managing Member, RSP Capital, L.L.C.




                                   RSP CAPITAL, L.L.C.

                                      BY: /s/ BARRY S. ROSENSTEIN
                                          --------------------------------------
                                          Barry S. Rosenstein
                                          Managing Member




                                   SAGAPONACK INTERNATIONAL HOLDINGS, L.L.C.

                                      BY: /s/ BARRY S. ROSENSTEIN
                                          --------------------------------------

                                      NAME: Barry S. Rosenstein
                                            ------------------------------------
                                      TITLE: Authorized Officer
                                             -----------------------------------

                                  SCHEDULE 13D

CUSIP NO. 942900 10 1                                        PAGE 12 OF 12 PAGES




                                   SAGAPONACK INTERNATIONAL PARTNERS, L.P.

                                      BY: RSP Capital, L.L.C.
                                          its General Partner


                                      BY: /s/ BARRY S. ROSENSTEIN
                                          --------------------------------------
                                          Barry S. Rosenstein
                                          Managing Member, RSP Capital, L.L.C.



                                   /s/ BARRY S. ROSENSTEIN
                                   ---------------------------------------------
                                   BARRY S. ROSENSTEIN (INDIVIDUALLY)